UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

The Manitowoc Company, Inc.

(Exact name of registrant as specified in its charter)

Wisconsin	39-0448110
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

2400 South 44th Street, Manitowoc, Wisconsin	5422
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Common Stock Purchase Rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file numbers to which this form relates:  Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Item 1.  Description of Registrant’s Securities to be Registered

On March 21, 2007, the Board of Directors of The Manitowoc Company, Inc. (the “Company”) approved a Rights Agreement (the “Rights Agreement”) between the Company and Computershare Trust Company, N.A., as Rights Agent and declared a dividend distribution of one right (a “Right”) for each outstanding share of Common Stock, par value $0.01 per share, of the Company (the “Common Stock”), to shareholders of record at the close of business on March 30, 2007 (the “Record Date”).   In addition to the Rights issued as a dividend on the Record Date, the Board of Directors has also determined that one Right shall be issued together with each share of Common Stock issued by the Company after the Record Date.  Generally, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Company one share of Common Stock at a purchase price, in cash, of $220.00 per share, subject to adjustment as set forth in the Rights Agreement (the “Purchase Price” or “Exercise Price”). A full description of the Rights and their terms is contained in the Rights Agreement.  The Rights and Rights Agreement replace similar rights and rights agreement that expired at the close of business on September 18, 2006.

The Rights become exercisable on the “Distribution Date”, which is that date that the any of the following occurs: (1) 10 days following a public announcement that a person or group of affiliated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock of the Company (the “Stock Acquisition Date”); or (2) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of such outstanding shares of Common Stock.   The Rights will expire at the close of business on March 29, 2017, unless earlier redeemed or exchanged by the Company as described below.

Except as otherwise provided in the Rights Agreement or determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

 Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after March 30, 2007 will contain a legend incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificate for Common Stock outstanding will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate.  On the Distribution Date, the Rights will separate from the Common Stock.  As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.

  In the event that, among other things (i) the Company is the surviving corporation in a merger with an Acquiring Person and the Common Stock is not changed or exchanged, (ii) a Person (other than the Company and its affiliates) becomes the beneficial owner of more than 20% of the then outstanding shares of Common Stock (except pursuant to an offer for all outstanding shares of Common Stock at a price and on terms which a majority of the independent directors of the Company determines to be fair to, and otherwise in the best interests of, the shareholders), (iii) an Acquiring Person engages in one or more “self-dealing” transactions as set forth in the Rights Agreement, or (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person’s ownership interest being increased by more than 1% (e.g., a reverse stock split), at any time following the Distribution Date, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Exercise Price of the Right.  Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

In the event that, at any time following the Stock Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company engages in a merger or other business combination transaction with another person in which the Company is the surviving corporation, but in which the Common Stock is changed or exchanged, or (iii) 50% or more of the Company’s assets or earning power is sold or transferred, each holder of a Right (except Rights held by an Acquiring Person, which will be null and void) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Exercise Price of the Right.

The number of Rights per share of Common Stock, the Purchase Price payable upon their exercise, and the number of shares of Common Stock or other securities or property issuable pursuant thereto, are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) if holders of the Common Stock are granted certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of debt securities or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price.  No fractional shares of Common Stock are required to be issued and, in lieu thereof, an adjustment in cash may be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of ..001% and the largest percentage of the outstanding shares of Common Stock then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

At any time after any person becomes an Acquiring Person and prior to the acquisition by such person of 50% or more of the shares of Common Stock then outstanding, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person that will have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right, subject to adjustment.  Immediately upon the action of the Board of Directors ordering an exchange of the Rights, the Rights affected by such order will no longer be exercisable and thereafter the only right of the holders of such Rights will be to receive the shares of Common Stock issuable by the Company in exchange for such Rights.

At any time until the close of business on the tenth business day following the Stock Acquisition Date (and, under certain circumstances, with the concurrence of a majority of the Continuing Directors (as defined below)), the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right, subject to adjustment.  After the redemption period has expired, the Company’s right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to 10% or less of the outstanding shares of Common Stock in one or more transactions not involving the Company.  Immediately upon the action of the Board of Directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price.  The term “Continuing Directors” means any member of the Board of Directors of the Company who was a member of the Board prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative or nominee of the foregoing entities.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. As of March 21, 2007, there were 62,353,178 shares of Common Stock outstanding and 17,234,786 shares of Common Stock held in treasury.  Each share of Common Stock outstanding at the close of business on March 30, 2007 will receive one Right.  As long as the Rights are attached to the Common Stock, the Company will issue one Right (subject to adjustment) for each share of Common Stock issued (or delivered from treasury) between the Record Date and the Distribution Date so that all such shares will have attached Rights. In addition, following the Distribution Date and prior to the expiration, exchange or redemption of the Rights, the Company may, if deemed necessary or appropriate by the Board of Directors, issue Rights in connection with the issuance or sale of shares of Common Stock.

The Rights have certain anti-takeover effects.  The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company’s Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired.  The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company since the Rights may be redeemed by the Company at the redemption price at any time until the close of business on the tenth business day following the Stock Acquisition Date.

The Rights Agreement, dated as of March 21, 2007, between the Company and Computershare Trust Company, N.A., as Rights Agent, specifying the terms of the Rights, the Form of Rights Certificate (Exhibit A thereto) and the Summary of Rights to Purchase Common Stock (Exhibit B thereto), are incorporated herein by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 21, 2007.  The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibit.

Item 2.   Exhibits

4.1                                 Rights Agreement, dated as of March 21, 2007, between The Manitowoc Company, Inc. and Computershare Trust Company, N.A., which includes the Form of Rights Certificate as Exhibit A and the Summary of Rights to Purchase Common Stock as Exhibit B, is incorporated herein by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 21, 2007

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

THE MANITOWOC COMPANY, INC.
Date: March 22, 2007

	By:	/s/ Maurice D. Jones.
Maurice D. Jones
Senior Vice President, General Counsel and Secretary